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SEC FILE NUMBER 0-22982
CUSIP NUMBER 639208107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Navarre Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

7400 49th Avenue North

Address of Principal Executive Office (Street and Number)

New Hope, Minnesota 55428

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As was previously disclosed in a current report on Form 8-K filed May 31, 2007, Navarre Corporation (the “Company”) sold its independent music distribution business to Koch Entertainment through the sale of 100% of the outstanding capital stock of Navarre Entertainment Media, Inc. In connection with this transaction the Company received $6.5 million in cash, plus the assignment to the Company at closing of the trade receivables of Navarre Entertainment Media, Inc.
In accordance with SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets, the Company will be presenting its independent music business as discontinued operations. During the quarter ending June 30, 2007, this treatment resulted in a gain of approximately $6.1 million, before tax, in connection with discontinued operations, and a loss of approximately $1.9 million, before tax, from discontinued operations. The Company’s credit facilities with General Electric Capital Corporation and Monroe Capital Advisors, LLC include certain financial covenants that are calculated by utilizing a highly customized definition of EBITDA. For the purposes of these credit facilities, EBITDA is defined as including the impact of the $1.9 million loss from discontinued operations, but not including the $6.1 million gain from discontinued operations. As a result, absent a change to the terms of these credit facilities, the Company would not be in compliance with its financial covenants at June 30, 2007.
The Company had reached an agreement in principle with General Electric Capital Corporation and Monroe Capital Advisors, LLC to revise the terms of these credit facilities so that the Company would be in compliance with its covenants at June 30, 2007 and, based upon the Company’s financial projections, in future periods. However, General Electric Capital Corporation and Monroe Capital Advisors, LLC have been unable to reach an agreement as to how the proceeds from the sale of Navarre Entertainment Media, Inc. should be applied between the two credit facilities. The inability of General Electric Capital Corporation and Monroe Capital Advisors, LLC to agree on the apportionment of these proceeds has delayed the Company’s entry into an amendment to these credit facilities, which has, in turn, delayed the Company’s ability to file its quarterly report on Form 10-Q.
The Company and its lenders have now resolved this issue and the Company anticipates filing its quarterly report on Form 10-Q as soon as the appropriate amendments to these credit facilities are in place.
Due to the described situation, the Form 10-Q for the quarter ended June 30, 2007 could not be filed by the Company on a timely basis without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ryan F. Urness	763	535-8333

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☑   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   No ☐   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Navarre Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2007	By	/s/ Ryan F. Urness
Ryan F. Urness General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.